Exhibit 19
CIVITAS RESOURCES, INC.
AMENDED AND RESTATED CORPORATE POLICY ON INSIDER TRADING
Introduction
This Amended and Restated Corporate Policy on Insider Trading (this “Policy”) sets forth the policies of the Civitas Resources, Inc. (the “Company”) on trading and causing the trading of securities while in possession of material non-public information obtained through involvement with the Company. These policies apply to all directors, officers, employees and consultants of the Company and its subsidiaries (collectively, “Covered Persons”).
1.The Basic Policy—No Trading or Causing Trading While in Possession of Material Non-public Information
(a)No person associated with the Company may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. The terms “material” and “non-public” are defined in Section 2 below.
(b)No person associated with the Company who knows of material non-public information about the Company may communicate such information to any other person, including family and friends.
(c)In addition, no person associated with the Company may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about such other company that was obtained in the course of such person’s involvement with the Company. No person associated with the Company who knows of any such material non-public information may communicate that information to any other person, including family and friends.
(d)Covered Persons and certain “related persons” must “preclear” all trading in securities of the Company in accordance with the procedures set forth in Section 4 below.
(e)The trading prohibitions of this Policy shall not apply to transactions made pursuant to an Approved Plan (as defined below) or shares vesting during a Blackout period which are net share-settled to cover the required withholding tax.
Related Person means, with respect to the Company’s Insiders (as defined below), (i) any family member living in the Insider’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider’s household; (ii) family members who do not live in the Insider’s household but whose transactions in Company securities are directed by the Insider or subject to the Insider’s influence or control; (iii) partnerships in which the Insider is a general partner; (iv) trusts of which the Insider is a trustee; and (v) estates of which the Insider is an executor.
2.The Law Against “Insider Trading”
One of the principal purposes of the federal securities laws is to prohibit so-called insider trading. In recent years this has become a major focus of the enforcement program of the Securities and Exchange Commission and of criminal prosecutions brought by United States Attorneys.
(a)Application to Non-Insiders and to Securities Other Than Securities of the Company. Prohibitions against “insider trading” apply to trades, tips, and recommendations by virtually any person—including all persons associated with the Company—if the information involved is “material” and

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“non-public.” Thus, for example, the prohibitions would apply if you trade on the basis of material non-public information you obtain regarding the Company, its lenders, customers, suppliers or other corporations with which the Company has contractual relationships or may be negotiating transactions.
For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Office of the General Counsel.
(b)Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. Information dealing with the following subjects is reasonably likely to be found material in particular situations:
•Significant changes in the Company’s prospects;
•Significant write-downs in assets or increases in reserves;
•Developments regarding significant litigation or government agency investigations;
•Liquidity problems;
•Changes in earnings estimates or unusual gains or losses in major operation;
•Major changes in management;
•Award or loss of a significant contract;
•Proposals, plans, or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and
•Public offerings.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, exercise caution. Consult the Office of the General Counsel before making a decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.
(c)Non-Public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally. Even after public disclosure of information regarding the Company, you generally must wait a period of two or three days for the information to be absorbed by public investors before you can treat the information as public.
Non-public information may include:

•Information available to a select group of analysts or brokers or institutional investors;

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•Undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
•Information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two or three days).

As with questions of materiality, when in doubt about whether information is non-public call the Office of the General Counsel or assume that the information is “non-public” and, therefore, treat it as confidential.

3.Severe Penalties for Violating Insider Trading Laws
Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers and supervisors. A person who violates the insider trading laws can be sentenced to a substantial jail term and may be required to pay a penalty of several times the amount of profits gained or losses avoided. Moreover, Congress has passed insider trading legislation that explicitly empowers the Securities and Exchange Commission to seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation.” Such persons may be held liable for up to the greater of $1 million or three times the amount of the profit gained or loss avoided. Thus, even for violations that result in a small or no profit, the Securities and Exchange Commission can seek a minimum of $1 million from the Company and various management and supervisory personnel. Given the severity of the potential penalties, compliance with the policies set forth in Section 1 of this Policy is absolutely mandatory, and noncompliance is grounds for dismissal. Exceptions to these policies, if any, may only be granted by the Office of the General Counsel and must be provided before any activity contrary to the above policies takes place.
4.Approved Plans
Rule 10b5-1 under the Exchange Act of 1934, as amended (the “Exchange Act”), provides an affirmative defense to an allegation that a trade has been made on the basis of material non-public information. Under the affirmative defense, Covered Persons may purchase and sell securities even when aware of material non-public information if (a) the purchase or sale of securities was affected pursuant to a pre-existing plan and (b) the insider adopted the plan while unaware of any material non-public information (such plan, an “Approved Plan”).
Trading restrictions otherwise applicable under this Policy do not apply to transactions executed pursuant to an Approved Plan (subject to the cooling-off period described below) if such Approved Plan meets the following requirements:
(i)Has been reviewed and approved by the Office of the General Counsel (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Office of the General Counsel and, if applicable, the Audit Committee of the Board of Directors);
(ii)Is authorized to last for no longer than two (2) years from the effective date thereof, except in the case of 10b5-1 plans instituted pursuant to the Company’s form of equity award agreements with respect to “sell to cover” transactions to satisfy any Covered Person’s tax withholding requirements related to the grant or vesting of such equity awards (“Sell to Cover Plans”);

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(iii)Other than an Approved Plan adopted by the Chief Executive Officer (not including Sell to Cover Plans), no public announcement (e.g. press release, 8-K) will be made by the Company regarding the adoption of any Approved Plan;
(iv) Was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about the Company and the Company was not under a blackout;
(A) Gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or
(B) Explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and
(v) If the Covered Person who entered into such Approved Plan is a director or officer of the Company, such director or officer included a representation in the plan certifying that, on the date of adoption of the plan:
(A) The individual director or officer is not aware of any material nonpublic information about the security or the Company; and
(B) The individual director or officer is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.
Purchases or sales under an Approved Plan must not occur until expiration of a cooling-off period (i) for directors and officers that are Section 16 filers, consisting of the later of (A) 90 days after adoption of the Approved Plan or (B) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Approved Plan was adopted (subject to a maximum of 120 days after adoption of the Approved Plan) and (ii) for all other Covered Persons, 30 days after adoption of the Approved Plan.
With respect to any purchase or sale under an Approved Plan as described above, the third party effecting transactions on behalf of the Insider (as defined below), if such Insider is a Section 16 filer, should be instructed to send duplicate confirmations of all such transactions to the Office of the General Counsel so that appropriate Section 16 filings may be made on a timely basis. An appropriate footnote will be added to any report on Form 4 of a transaction completed under an applicable Approved Plan, with reference to the adoption date of the applicable Approved Plan that governs the transaction.
As a general rule, no modification to or termination of any Approved Plan will be authorized by the Company once an Approved Plan has been adopted. Proposals for modifications to or termination of any Approved Plan must be presented to the Audit Committee of the Board of Directors. Authorization for any modification or termination will only be issued in very exceptional circumstances.
Multiple, overlapping plans covering open market trades are not permitted, except for (i) the use of more than one broker-dealer or other agent to execute trades as part of a single Approved Plan, (ii) when trades under a new Approved Plan do not begin until trades under a prior Approved Plan are

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complete or expire without execution, or (iii) pursuant to a Sell to Cover Plan. Additionally, only one single-trade 10b5-1 plan is permitted within a 12-month period.
Any sale, including “sell to cover” transactions (except for non-market net stock settlements) made by a Rule 3b-7 executive officer must be pursuant to an Approved Plan.
5.Additional Guidelines and Requirements for Certain Persons
(a) All (i) directors of the Company and its subsidiaries; (ii) officers of the Company and its subsidiaries of the level of Vice President and above; and (iii) certain key employees in accounting, finance, legal and other departments (collectively, “Insiders”) are prohibited from trading in the Company’s securities during the following “blackout” periods (collectively, a “Blackout”) except pursuant to an Approved Plan including Sell to Cover Plans:
(1) The period beginning at the close of market on the day that is eleven (11) calendar days before the end of each fiscal quarter or year and ending one (1) full trading day following the date of public disclosure of the financial results of that fiscal quarter, done via the filing of an annual report on Form 10-K or a quarterly report on Form 10-Q, as applicable, is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. During this period, Insiders generally possess or are deemed to possess material non-public information about the Company’s financial results.
(2) Other periods during which other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Insiders are prohibited from trading in the Company’s securities.
(b) In addition, all directors and executive officers of the Company are prohibited from, directly or indirectly, purchasing, selling, or otherwise acquiring or transferring any equity security of the Company during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company due to a temporary suspension of trading by the Company or the plan fiduciary.
(c) Because Insiders are likely to obtain material non-public information on a regular basis, the Company requires all such persons to preclear all purchases and sales of the Company securities, except pursuant to an Approved Plan including Sell to Cover Plans, in accordance with the following procedures:
(1) Except for transactions executed pursuant to an Approved Plan as described in Section 4 above, no Insider may, directly or indirectly, purchase or sell any security issued by the Company without first obtaining prior approval from the Office of the General Counsel. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children, and to transactions by entities over which such person exercises control.
(2) While requests are most likely to be approved for trading that is to occur in the following periods, please be advised that, for Insiders, there is no such thing as a free trading window:

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(A) The ten (10) market day period beginning one week after the annual report has been mailed to shareholders, provided that the report adequately covers important corporate developments and no new major undisclosed developments occur within that period;
(B) Following a release of quarterly results, which includes adequate comment on new developments during the period;
(C) Following the wide dissemination of information on the status of the Company and current results; and
(D) At those times when there is relative stability in the Company’s operations and the market for its securities.
(3) To obtain pre-clearance, the individual seeking to trade must deliver to the Office of the General Counsel a written request for approval in substantially the form attached hereto as Form A prior to initiating the transaction in question. Requests may be delivered by hand or email. The Office of the General Counsel will inform the applicant as promptly as possible if an authorization is refused under the pre-clearance procedure.
(4) The Office of the General Counsel will complete a pre-clearance checklist in substantially the form attached as Form B hereto and, if the trade is approved, will give written permission for the trade in substantially the form attached as Form C hereto, which may be delivered by hand or email. The written permission will expire at the end of the second (2nd) trading day following the date of written permission or the beginning of the next blackout period, whichever is earlier, unless the Office of the General Counsel grants a shorter or longer period in the Office of the General Counsel’s discretion (which shall not extend into a blackout period). Accordingly, individuals should not request permission to trade unless there is an intention to execute the trade immediately.
(d) Because the Company believes it is improper and inappropriate for its Insiders to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its Insiders and Related Persons may not engage in any of transactions specified below.
(1)    Transactions in Company Debt Securities. The Company believes that it is inappropriate for its Insiders to be creditors of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, transactions by Insiders or their Related Persons in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.
(2)    Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions by Insiders or their Related Persons, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether the Insider or Related Person is in possession of material non-public information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that

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will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction.
(3)    Transactions involving derivative securities, whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Transactions involving Company-based derivative securities by Insiders or their Related Persons are completely prohibited, whether or not the Insider or Related Person is in possession of material non-public information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan.
(4)    Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) by Insiders is strictly prohibited by this Policy.
(5)    Pledges of Company Securities. Company stock pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of material non-public information may, under some circumstances, result in unlawful insider trading. Because of this danger, Insiders pledging Company securities as collateral is strictly prohibited by this Policy.
(6)    Short Term Trading. Short-term trading of Company securities may be distracting and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, Insiders who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).
(7)    Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 plans, see Section 4 above) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the Insider is in possession of material non-public information.
6.Acknowledgment and Certification
All Covered Persons are required to sign the attached acknowledgment and certification on an annual basis.
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CIVITAS RESOURCES, INC.
CORPORATE POLICY ON INSIDER TRADING
ACKNOWLEDGMENT AND CERTIFICATION

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FORM A
REQUEST FOR APPROVAL TO TRADE
IN SECURITIES OF CIVITAS RESOURCES, INC.

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FORM B
INSIDER TRADING COMPLIANCE PROGRAM –
PRE-CLEARANCE CHECKLIST

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FORM C
PERMISSION TO TRADE

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